# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LeonaBio, Inc., CIK 0001620463
CUSIP: 04746L203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 18706 NORTH CREEK PARKWAY, SUITE 104, BOTHELL, Washington (WA), 98011
Date of event which requires filing of this statement: 10/26/2026
Amends the filing with accession number 0001655566-26-000003
Filed by CIK 0001655566
Persons authorized to receive notices and communications: David J. Portman, 250 E Broad St, Ste 250, Columbus, Ohio (OH), 43215, 614-582-6849

## Reporting persons
- Sermonix Pharmaceuticals, Inc. (CIK 0001655566): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,149,470; sole dispositive power 0; shared dispositive power 3,149,470; aggregate amount beneficially owned 3,149,470 (25.1% of the class)
- Portman David J. (CIK 0002126186): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,149,470; sole dispositive power 0; shared dispositive power 3,149,470; aggregate amount beneficially owned 3,149,470 (25.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: LeonaBio, Inc.
Address of issuer's principal executive offices: 18706 NORTH CREEK PARKWAY, SUITE 104, BOTHELL, Washington (WA), 98011

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed by Sermonix Pharmaceuticals, Inc., a Delaware corporation ("Sermonix") and David Portman, its CEO (each a Reporting Person). The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached as Exhibit 7 hereto.
Residence or business address: 250 E. Broad Street, Suite 250, Columbus, OH 43215
Present principal occupation or employment: The principal business of Sermonix is pharmaceutical intellectual property licensing and clinical development. The principal occupation of David Portman is the CEO of Sermonix.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: David Portman is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As contemplated in the original Schedule 13D filing, the prefunded warrant providing for the right to acquire 5,502,402 shares of Issuer's common stock was exercised, in part, on 10/26/2026 for the purchase and issuance of 3,149,470 shares of Issuer. The balance of the prefunded warrant was assigned to Perceptive Xontogeny Venture Fund 11, LP ("PXV II") as a distribution in kind pursuant to the previously disclosed distribution of securities to owners of Sermonix's common stock, and a new prefunded warrant for the remaining 2,352,932 common shares was issued to PXV II.

## Item 4. Purpose of Transaction
Purpose of transaction: The assignment of the remaining prefunded warrant rights to acquire 2,352,932 common shares of Issuer effects the previously disclosed distribution-in-kind to PXV II as part of the plan of distribution to the owners of Sermonix's common stock as described in the original Schedule 13D and Item 5.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D/A is incorporated by reference. The percentages set forth in row 13 are based on an aggregate of 9,421,663 shares of common stock outstanding, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026, and give effect to the exercise of warrants held by the Reporting Persons for an aggregate of 3,149,470 shares of common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D/A is incorporated by reference.
Transactions in the class effected during the past sixty days: On 8/24/2026, Sermonix became eligible to exercise its prefunded warrants to purchase 5,502,402 shares of common stock in the Issuer, pursuant to the transactions contemplated by the License Agreement and Securities Purchase Agreement. The warrant was previously subject to an exercise cap equal to 4.99% of outstanding Issuer common stock (which cap applied to Sermonix and any affiliates on an aggregate basis). In addition to the foregoing, Sermonix effected an assignment to transfer a portion of its prefunded warrants to purchase 2,352,932 shares of common stock in the Issuer to PXV II as a distribution-in-kind, which assignment will be effective 10/26/2026. Sermonix took action to exercise the warrant with respect to 3,149,470 shares of common stock effective 10/26/2026. Sermonix declared a distribution-in-kind with respect to 4,725,754 shares of common stock (including the 2,352,932 assigned to PXV II), payable on 10/26/2026. Sermonix also entered into an agreement with a creditor to assign 170,940 to such creditor in satisfaction of amounts owed, with such remittance of common stock to occur on or shortly after 10/26/2026. Except for the transactions described in this Item 5(c), the Reporting Person has not effected any transaction in shares of common stock during the past 60 days. As of 10/26/2026, Sermonix completed the assignment to PXV II of the newly issued prefunded warrant to acquire 2,352,932 shares of common stock of Issuer pursuant to the plan of distribution disclosed in the original filing of this Schedule 13D. The remaining distribution of shares of common stock of Issuer to equity owners of Sermonix (other than PXV II) is contemplated to occur pursuant to the previously disclosed plan of distribution, but has not yet occurred.
Other persons with the right to receive dividends or sale proceeds: Shareholders of Sermonix who will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the common stock in the Issuer are: PXV II and HPW Asset Management Limited.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On 12/18/2025, the Issuer entered into three agreements with Sermonix: (1) the Securities Purchase Agreement to purchase the prefunded warrant to purchase common stock reported on this Schedule 13D/A, (2) a Registration Rights Agreement, wherein the Issuer agreed to prepare and file a registration statement to register the resale of the shares of common stock purchased pursuant to the Securities Purchase Agreement, and (3) a License Agreement, pursuant to which Sermonix granted the Issuer an exclusive license to develop, manufacture and commercialize lasofoxifene on a worldwide basis except with respect to certain territories in Asia, in exchange for royalties, milestone payments, and the prefunded warrant to purchase common stock in the Issuer. On 12/23/2025, the transactions contemplated by these agreements were closed. On 8/24/2026, Sermonx effected an assignment to transfer a portion of its prefunded warrants to purchase 2,352,932 shares of common stock in the Issuer to PXV II as a distribution-in-kind, which assignment will be effectivew 10/26/2026. On 8/24/2026, Sermonix took action to exercise the warrant with respect to 3,149,470 shares of common stock, effective 10/26/2026. Sermonix declared a distribution-in-kind with respect to 4,725,754 shares of common stock (including the 2,352,932 assigned to PXV II), payable on 10/26/2026. Sermonix also entered into an agreement with a creditor to assign 170,940 to such creditor in satisfaction of amounts owed, with such remittance of common stock to occur on or shortly after 10/26/2026. David Portman was granted, in April 2026, options to purchase 350,000 shaes of common stock in the Issuer in exchange for consulting services, subject to a vesting schedule commencing in April of 2027. The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements, incorporated by reference as exhibits hereto. As of 10/26/2026, Sermonix completed the assignment to PXV II of the newly issued prefunded warrant to acquire 2,352,932 shares of common stock of Issuer pursuant to the plan of distribution disclosed in the original filing of this Schedule 13D/A. The remaining distribution of shares of common stock to equity owners of Sermonix (other than PXV II) is contemplated to occur pursuant to the previously disclosed plan of distribution, but has not yet occurred.

## Signatures
- Sermonix Pharmaceuticals, Inc.: David J. Portman, Chief Executive Officer (10/28/2026)
- Portman David J.: David J. Portman, Individually (10/28/2026)